

October 23, 2013

<u>Via E-mail</u>
Tracy Clifford
VP of Accounting and Corporate Controller
Pernix Therapeutics Holdings, Inc.
884 Johnnie Dodds Blvd, Suite 201
Mount Pleasant, SC 29464

> **Re:** **Pernix Therapeutics Holdings, Inc.**
> **Form 10-K**
> **Filed March 18, 2013**
> **File No. 001-14494**

Dear Ms. Clifford:

We have reviewed your response letter dated September 24, 2013 and have the following comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

<u>Acquisitions, License and Co-Promotion Agreements, page 13</u>

1. We note your response to our prior comment 4 that you will file the license agreement with Procom One, Inc. as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Please provide us with proposed disclosure to be included in your next Form 10-K that discloses the material terms of the license agreement including the nature and scope of the intellectual property transferred, the parties' rights and obligations, up-front payments, aggregate milestones paid to date under the agreement, aggregate potential milestones to be paid, royalty rates within a range of ten percent, e.g. single digits, teens, etc., and termination provisions.

Please contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any questions.

> Sincerely,
>
> /s/ Jeffrey P. Riedler
>
> Jeffrey P. Riedler
> Assistant Director